SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

REPLIGEN CORP

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

759916 10 9

(CUSIP Number)

Barry L. Fischer
Thompson Coburn Fagel Haber
55 East Monroe Street
Suite 3700
Chicago, IL 60603
 (312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  590418109
1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 2,656,500
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,656,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,656,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

________________________________

    (1)           Based upon 30,812,257 shares of the Issuer’s common stock issued and outstanding as of August 2, 2011, as reported on the Issuer’s Form 10-Q for the quarterly period ended June 30, 2011.

         Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the "Reporting Person") hereby amends his statement on Schedule 13D dated January 30, 2007, as amended by Amendment No. 1 to Schedule 13D dated July 13, 2007; Amendment No. 2 to Schedule 13D dated October 20, 2008; Amendment No. 3 to Schedule 13D dated June 20, 2011; and Amendment No. 4 to Schedule 13D dated July 13, 2011  (collectively, the “Schedule 13D”).  This Statement constitutes Amendment No. 5 to the Schedule 13D.  Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4.   Purpose of Transaction is hereby amended by adding thereto the following:

On August 15, 2011, the Reporting Person sent a letter to the Board of Directors of the Issuer requesting (i) the adoption of a stock ownership program applicable to directors and officers, (ii) rescission of the existing Rights Agreement dated March 3, 2003 (i.e., the “poison pill”), and (iii) retention of a qualified investment banker to advise with respect to an analysis of the most productive use of corporate assets and enhancement of shareholder value.  A copy of the letter is attached as Annex A to this Amendment No. 5 to Schedule 13D.

Item 5.   Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a)
The aggregate number of shares of the Stock owned beneficially by the Reporting Person is 2,656,500 (the "Shares") constituting approximately 8.6% of the outstanding shares of the Stock.   The percentages in this Item  5(a) are based upon 30,812,257 shares of the Issuer’s common stock issued and outstanding as of August 2, 2011, as reported on the Issuer’s Form 10-Q for the fiscal quarter ended June 30, 2011.

(b)	The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of Shares owned by such Reporting Person.

(c)
Since July 12, 2011 (the date of the event that necessitated the filing of the immediately prior amendment to the Schedule 13D), the Reporting Person purchased shares of Stock (through open market transactions) as follows:

DATE	QUANTITY	PRICE PER SHARE
7/13/11	17,834	$3.63
7/14/11	2,900	$3.74
7/19/11	200	$3.68
7/20/11	2,000	$3.67
7/21/11	500	$3.66
7/28/11	5,200	$3.64
7/29/11	200	$3.55
8/1/11	2,000	$3.50
8/2/11	3,000	$3.46
8/3/11	3,000	$3.43
8/4/11	3,000	$3.39
8/5/11	3,128	$3.35
8/9/11	3,000	$3.30
8/10/11	1,000	$3.32
8/11/11	1,000	$3.32

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 15, 2011

/s/ Barry L. Fischer Barry L. Fischer, attorney-in-fact for Ronald L. Chez

Annex A

Ronald L. Chez

August 15, 2011

The Board of Directors
Repligen Corporation
41 Seyon Street
Building #1, Suite 100 Waltham, MA 02453

Dear Board of Directors: Attention Karen Dawes and Walter Herlihy

As you know, I have been a Repligen investor for many years.  I have respected and valued the leadership efforts of Walter Herlihy. However, failed efforts, the financial results of the Company and the Company’s market performance have caused me to consult with other key investors in Repligen, as I indicated I would in my recent SEC filing.

As a result, I have discussed Repligen with the holders of a significant percentage of the Repligen outstanding stock.  We are, and have been, long-term shareholders, and, I believe, very patient. As investors, we have attempted on many occasions to constructively engage management with our views on the Company and the opportunities available to improve the value of the Company for all shareholders. Unfortunately, despite everyone’s best intent, these efforts have not delivered the results that, we or you would have anticipated, and we have a right to expect. The reality is that Repligen stock is trading at approximately the same price as it was five years ago.  After my discussions with Repligen’s larger shareholders, we have a few suggestions that we believe can and should be acted on promptly by the Board to help improve market perception of Repligen and enhance the Company’s value for its shareholders.

First, the Board should immediately implement a policy that requires Repligen’s directors and officers to be stockholders in the company.  This will, I believe, more closely align the interests of Repligen’s officers and directors with its investors.   As investors, I and other shareholders expect Repligen’s officers and directors to be invested with their own ‘hard’ money in Repligen stock, not just options. I call on the Board to enact Compensation and Governance standards for stock ownership for itself and the officers of the Company. These standards would be separate from the many grants of options to purchase stock at some future date that are currently held. As an aside, Walter Herlihy’s actual ownership of stock is consistent with my minimum expectations.  There are many existing plans dealing with stock ownership for directors and officers that can serve as a guide to the implementation of a suitable plan for the Company.

Ronald L. Chez

Additionally, the Board should rescind the Rights Agreement dated March 3, 2003 (the so-called ‘poison pill’). Whatever the market conditions and management concerns were in early 2003 that caused the Board, at that time, to approve a poison pill those issues are not relevant now. As every investor knows, the Rights Agreement creates the impression to the market of entrenching management and the Board of Directors. Whatever the good intentions might have been in 2003, the existence of the Rights Agreement makes the Company a materially less attractive investment in today’s marketplace, especially to institutional investors. The other major investors I have spoken with agree conceptually with the aforesaid.

Finally, the Board should retain a qualified investment banker to assist in evaluating the actions that are most likely to enhance shareholder value. I have had discussions with qualified investment bankers that the Board may wish to consider; as we have spent time analyzing and discussing Repligen’s opportunities. I believe there needs to be a careful analysis of risk and reward regarding the highest and best use of the Company’s assets. For example, the bioprocessing assets may be more effectively monetized by another enterprise with a better sales infrastructure than that which currently exists at Repligen. The fact that the Company owns bioprocessing assets should not require the Company to build overhead and organization, unless the Board determines that the use of Repligen resources for that purpose is the best path to enhance shareholder value (which I would doubt). The same critical review should apply to realizing value for RG1068.  The investors I talked with and I agree, however, with Repligen’s plan to seek partners for Spinal Muscular Atrophy (RG3039) and Freidreich’s Ataxia (RG2833).

I wish to personally pursue a constructive discussion directly with the Board regarding the matters discussed in this letter, including various strategic alternatives that I believe are available to the Company. I am available to meet in person or by telephone as soon as possible.

Sincerely, Ronald L. Chez